CUSIP No. 521168 104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(A)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(A)

(Amendment No.     )*

Le Gaga Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

521168 104

(CUSIP Number)

Yuanshan Guo

Yiheng Capital, LLC

1 Montgomery St. Ste 3450

San Francisco, CA 94104

415 875 5603

With copies to:

Steven Liu, Esq.

Gunderson Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

Suite 2101, Building C, Yintai Center

#2 Jianguomenwai Ave., Chaoyang District

Beijing 100022, P.R.China

(86) 10 5680 3888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521168 104

1	NAME OF REPORTING PERSON YIHENG CAPITAL PARTNERS LP (“Yiheng I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

103,030,550 Ordinary Shares, all of which are owned directly by Yiheng I, except that Yiheng Capital, LLC (“Yiheng LLC”), the general partner of Yiheng I, may be deemed to have the sole voting power over these shares, and Mr. Yuanshan Guo (“Mr. Guo”), the managing member of Yiheng LLC, may be deemed to have the sole voting power over these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER

103,030,550 Ordinary Shares, all of which are owned directly by Yiheng I, except that Yiheng LLC, the general partner of Yiheng I, may be deemed to have the sole dispositive power over these shares, and Mr. Guo, the managing member of Yiheng LLC, may be deemed to have the sole dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,030,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 521168 104

1	NAME OF REPORTING PERSON YIHENG CAPITAL PARTNERS II, L.P. (“Yiheng II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

34,363,850 Ordinary Shares, all of which are owned directly by Yiheng II, except that Yiheng LLC, the general partner of Yiheng II, may be deemed to have the sole voting power over these shares, and Mr. Guo, the managing member of Yiheng LLC, may be deemed to have the sole voting power over these shares.

	8	SHARED VOTING POWER See response to row 7
9

SOLE DISPOSITIVE POWER

34,363,850 Ordinary Shares, all of which are owned directly by Yiheng II, except that Yiheng LLC, the general partner of Yiheng I, may be deemed to have the sole dispositive power over these shares, and Mr. Guo, the managing member of Yiheng LLC, may be deemed to have the sole dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,363,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 521168 104

1	NAME OF REPORTING PERSON YIHENG CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

137,394,400 Ordinary Shares, of which 103,030,550 Ordinary Shares are directly owned by Yiheng I and 34,363,850 Ordinary Shares are directly owned by Yiheng II, except that Mr. Guo, the managing member of Yiheng LLC, may be deemed to have the sole voting power over these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER

137,394,400 Ordinary Shares, of which 103,030,550 Ordinary Shares are directly owned by Yiheng I and 34,363,850 Ordinary Shares are directly owned by Yiheng II, except that Mr. Guo, the managing member of Yiheng LLC, may be deemed to have the sole dispositive power over of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,394,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 521168 104

1	NAME OF REPORTING PERSON YUANSHAN GUO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

137,394,400 Ordinary Shares, of which 103,030,550 Ordinary Shares are directly owned by Yiheng I and 34,363,850 Ordinary Shares are directly owned by Yiheng II. Mr. Guo is the managing member of Yiheng LLC, which is the general partner of Yiheng I and Yiheng II, and may be deemed to have the sole voting power over these shares.

	8	SHARED VOTING POWER 0 shares.
9

SOLE DISPOSITIVE POWER

137,394,400 Ordinary Shares, of which 103,030,550 Ordinary Shares are directly owned by Yiheng I and 34,363,850 Ordinary Shares are directly owned by Yiheng II. Mr. Guo is the managing member of Yiheng LLC, which is the general partner of Yiheng I and Yiheng II, and may be deemed to have the sole dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER 0 shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,394,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 521168 104

Preamble

This Statement on Schedule 13D (this “Schedule 13D”) relates to the beneficial ownership of ordinary shares, par value $0.01 per share (the “Ordinary Shares”), of Le Gaga Holdings Limited, a Cayman Islands company (the “Issuer”). This Schedule 13 D is being filed by Yiheng Capital LLC, a Delaware limited liability company (“Yiheng LLC”), Yiheng Capital Partners LP, a Delaware limited partnership (“Yiheng I”), Yiheng Capital Partners II, L.P., a Delaware limited partnership (“Yiheng II”) and Mr. Yuanshan GUO, a citizen of the United States of America (“Mr. Guo”, collectively with Yiheng LLC, Yiheng I and Yiheng II, the “Reporting Persons”).

Item 1.	Security and Issuer

(a)	The class of equity securities to which this statement relates is the Ordinary Shares of the Issuer.

(b) The address of the principal executive offices of the Issuer is Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong.

Item 2.	Identity and Background

(a)	The persons and entities filing this Schedule 13D are Yiheng LLC, Yiheng I, Yiheng II and Mr. Guo. Yiheng LLC, the general partner of Yiheng I and Yiheng II, may be deemed to have the sole power to vote and dispose of the Ordinary Shares of the Issuer directly owned by Yiheng I and Yiheng II. Mr. Guo, the managing member of Yiheng LLC, may be deemed to have the sole power to vote and dispose of the Ordinary Shares of the Issuer directly owned by Yiheng I and Yiheng II.
(b)	The business address of the Reporting Persons is 1 Montgomery St. Ste 3450, San Francisco, CA 94104.
(c)	The principal occupation or employment of each of Yiheng I and Yiheng II is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation or employment of Yiheng LLC is to serve as general partner of Yiheng I and Yiheng II. Mr. Guo is the managing member of Yiheng LLC.
(d)-(e)	During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Yiheng LLC is a Delaware limited liability company. Yiheng I and Yiheng II are Delaware limited partnerships. Mr. Guo is a citizen of the United States of America.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit A hereto.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

The aggregate number of Ordinary Shares beneficially owned by the Reporting Persons is 137,394,400, including (i) 103,030,550 Ordinary Shares directly owned by Yiheng I and (ii) 34,363,850 Ordinary Shares directly owned by Yiheng II.

From July 31, 2012 to such time prior to the events reported under this Schedule 13D, Yiheng I and Yiheng II purchased from the public market, in the aggregate, 883,759 shares of American Depositary Shares (“ADS”) of the Issuer, representing 44,187,950 Ordinary Shares of the Issuer, which account for approximately 1.94% of the Issuer’s total outstanding Ordinary Shares.

CUSIP No. 521168 104

On June 11, 2013, Yiheng I purchased from the open market 5,356 shares of ADS of the Issuer, representing 267,800 Ordinary Shares, which account for approximately 0.01% of the Issuer’s total outstanding Ordinary Shares.

On June 12, 2013, Yiheng I purchased from the open market 200 shares of ADS of the Issuer, representing 10,000 Ordinary Shares, which account for approximately 0.00004% of the Issuer’s total outstanding Ordinary Shares.

On June 17, 2013, Yiheng I purchased from the open market 40,000 shares of ADS of the Issuer, representing 2,000,000 Ordinary Shares, which account for approximately 0.09% of the Issuer’s total outstanding Ordinary Shares.

On June 24, 2013, Yiheng I purchased from the open market 6,299 shares of ADS of the Issuer, representing 314,950 Ordinary Shares, which account for approximately 0.01% of the Issuer’s total outstanding Ordinary Shares.

On July 17, 2013, Yiheng I and Yiheng II purchased from the open market 183,300 and 66,700 shares of ADS of the Issuer, respectively, representing 9,165,000 and 3,335,000 Ordinary Shares, respectively. Immediately after such purchase, the Reporting Persons collectively owned 126,786,750 Ordinary Shares of the Issuer, representing approximately 5.6% of the Issuer’s total outstanding Ordinary Shares.

On July 24, 2013, Yiheng I and Yiheng II purchased from the open market 131,976 and 48,024 shares of ADS of the Issuer, respectively, representing 6,598,800 and 2,401,200 Ordinary Shares, respectively. Immediately after such purchase and as of the filing date hereof, the Reporting Persons collectively own 135,786,750 Ordinary Shares of the Issuer, representing approximately 6.0% of the Issuer’s total outstanding Ordinary Shares.

On July 30, 2013, Yiheng I and Yiheng II purchased from the open market 23,575 and 8,578 shares of ADS of the Issuer, respectively, representing 1,178,750 and 428,900 Ordinary Shares, respectively, which in the aggregate account for approximately 0.07% of the Issuer’s total outstanding Ordinary Shares. Such shares purchased on July 30, 2013, together with all other shares acquired by the Reporting Persons during the preceding twelve months, amount to an aggregate 46,160,850 Ordinary Shares of the Issuer, representing approximately 2.02% of the Issuer’s total outstanding Ordinary Shares.

The source of the funds used to purchase the Ordinary Shares of the Issuer is capital contributions by the partners of such Reporting Persons and the available funds of such entities.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4.	Purpose of Transaction

The Reporting Persons hold their securities of the Issuer for investment purposes. While the Reporting Persons do not typically engage in control transactions, we understand that the Issuer has appointed a special committee of its board of directors (the “Special Committee”) to consider, among other things, a potential “going private” transaction from an acquiring consortium (the “Consortium”) consists of SC China Holding Limited, Ms. Na Lai Chiu, the Chairwoman of the board of directors of the Issuer (“Ms. Chiu”), Valuetrue Investments Limited, a British Virgin Islands company wholly-owned by Ms. Chiu, Mr. Shing Yung Ma, the Chief Executive Officer of the Issuer (“Mr. Ma”), and Grow Grand Limited, a British Virgin Islands company wholly-owned by Mr. Ma, as disclosed on a Form 6-K filed by the Issuer on May 22, 2013.

Depending on various factors, including without limitation, the Issuer’s financial position and strategic direction, actions taken by the Special Committee and/or the Consortium, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including without limitation, changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D.

CUSIP No. 521168 104

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to, or would result in, any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 2,281,430,300 Ordinary Shares outstanding as of June 30, 2012, based on information provided in the Form 20-F filed by the Issuer on November 23, 2012.

(c) To the best knowledge of each of the Reporting Persons, except as described above under Item 3, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of Yiheng I and Yiheng II, the general partner and limited partners of each such entity, as applicable, may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Reporting Person to which they are a partner.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, except for the information set forth under Items 4 and 5, which is hereby incorporated by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons nor between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares (including as a result of any pledge), finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

The following is filed herewith as an exhibit to this Schedule 13D:

Exhibit A	Agreement as to Joint Filing by and among the Reporting Persons, dated July 31, 2013

CUSIP No. 521168 104

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: July 31, 2013

YIHENG CAPITAL PARTNERS LP, a Delaware Limited Partnership

By:	YIHENG CAPITAL LLC, a Delaware Limited
Liability Company
Its:	General Partner

By:	/s/Authorized Signatory

YIHENG CAPITAL PARTNERS II, L.P., a Delaware Limited Partnership

By:	YIHENG CAPITAL LLC, a Delaware Limited
Liability Company
Its:	General Partner

By:	/s/Authorized Signatory
YIHENG CAPITAL LLC, a Delaware Limited Liability Company

By:	/s/Authorized Signatory

Yuanshan Guo

/Yuanshan Guo/

CUSIP No. 521168 104

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Ordinary Shares of Le Gaga Holdings Limited shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: July31, 2013

YIHENG CAPITAL PARTNERS LP, a Delaware Limited Partnership

By:	YIHENG CAPITAL LLC, a Delaware Limited Liability Company
Its:	General Partner

By:	/s/Authorized Signatory

YIHENG CAPITAL PARTNERS II, L.P., a Delaware Limited Partnership

By:	YIHENG CAPITAL LLC, a Delaware Limited Liability Company
Its:	General Partner

By:	/s/Authorized Signatory

YIHENG CAPITAL LLC, a Delaware Limited Liability Company

By:	/s/Authorized Signatory

Yuanshan Guo

/Yuanshan Guo/